Exhibit 99.5

Bragg Gaming Group Reports Strong Third Quarter 2025 Financial Results and Reiterates Full-Year Revenue Outlook

Toronto, November 13, Bragg Gaming Group (NASDAQ:BRAG; TSX:BRAG) (“Bragg” or the “Company”), a leading content and technology provider to the online gaming industry, today announced its financial results for the third quarter of 2025.

Third Quarter Financial Highlights:

●	Revenue Growth: Total revenue of €26.8 million for the third quarter:

o	Revenue increase of 20% (excluding The Netherlands) compared to the third quarter of 2024;

o	The Netherlands revenue decreased by 22% year-over-year due to that market's overall contraction caused by increased regulation and higher taxes;

o	Brazil revenue increased by 80% compared to the third quarter of 2024 with continued growth in provider onboarding; and

o	United States revenue grew by 86% year-over-year, driven by expanded high-margin proprietary content footprint; and

o	Including the impact of The Netherlands, total revenue grew by 2% year-over-year.

●	Net Loss and Adjusted EBITDA: Net loss for the third quarter of 2025 was €2.3 million, or €0.09 per common share, compared to €0.2 million, or €0.01 per common share, in the third quarter of 2024. Adjusted EBITDA for the third quarter of 2025 was €4.45 million, up 9% from €4.08 million in the third quarter of 2024.

●	Strategic Market Expansion: Launched content with Fanatics Casino across key iGaming states of New Jersey, Michigan and Pennsylvania, significantly expanding U.S. content footprint. Proprietary content revenue was up 35% in the third quarter of 2025 compared to the third quarter of 2024.

●	Balance Sheet Strengthened: Entered into a new US $6.0 million financing agreement with the Bank of Montreal, replacing its prior debt at less than half the borrowing cost and strengthening its balance sheet to support a strategic shift toward higher-margin, cash-generating operations, with EUR 2 million in annualized synergies realized and a 20% Adjusted EBITDA Margin targeted for second half of 2025.

Third Quarter and Recent Business Highlights:

●	Bolstered Leadership Team: Appointed Luka Pataky, as EVP of AI and Innovation, and Matej Filipančič to the role of Global Sales Director.

●	Enhanced Security: Took immediate action to mitigate any potential impact from a cybersecurity incident in mid-August. The Company reiterates that there is no indication that any personal information was affected, the incident did not have any impact on its ability to continue its operations, nor has it been restricted from accessing any data that was subject to the internal computer breach. Bragg has informed the appropriate authorities and relevant government regulators about the incident.

●	Global Content Launches: Launched exclusive and aggregated content with several valued clients, including bet365 (Mexico), StarCasino (The Netherlands), Betsson (Brazil and Spain), Sol Casino (Spain), BetMGM (Brazil), and Napoleon (Romania). In addition, Bragg has launched proprietary and exclusive online casino content with CasinoTime (Ontario), Doradobet (Peru), Betty Casino (Ontario), bet365 (The Netherlands, Spain and Sweden), theScore (Ontario), Aposta Ganha (Brazil), and Soccerbet (Serbia, Montenegro and Bosnia and Herzegovina). Bragg has also launched proprietary online casino content with Luckia (Spain) and delivered Yggdrasil content to key regulated European iGaming markets.

●	Significant U.S. Expansion: Expanded U.S. content footprint through the launch of its newest games and Remote Gaming Server (RGS) technology with Fanatics Casino across New Jersey, Michigan and Pennsylvania. Bragg has also agreed to aggregate Expanse online casino content, as well as a PAM promotion partnership with SCCG across the U.S. market.

●	Enhanced Board Alignment with Shareholders: Today, the Company announces that effective January 1, 2026, its Board of Directors has approved a 15% reduction in all Board member fees, and approved that all director compensation will be in the form of non-cash Deferred Share Units (DSUs) instead of cash compensation.

Matevž Mazij, Chief Executive Officer for Bragg, commented, “Bragg delivered another solid quarterly performance, anchored by increased revenue, improved operational efficiency, and higher Adjusted EBITDA, all reflecting the strength and resilience of our diversified business model. The Company is successfully navigating evolving international regulatory and taxation developments with a view to pursuing markets and jurisdictions that offer opportunities to higher margin business.

“Our revenue growth was driven by exceptional performance in key strategic markets, with the United States and Brazil up 86% and 80%, respectively, highlighting our increasing scale in these high-potential regions. Excluding the Netherlands, where temporary regulatory impacts continue to normalize, Bragg achieved approximately 20% growth across the rest of its markets. We are also very encouraged by our ongoing success in advancing higher-margin proprietary content, securing new partnerships, and realizing the benefits of our expense structure realignment. These initiatives are already sharpening our commercial focus and enhancing the scalability of our operating model. Finally, the newly secured USD 6 million credit facility with BMO Bank further strengthens our financial position and provides flexibility to accelerate expansion into regulated markets such as Brazil and the U.S. As we look ahead to the remainder of 2025 and into 2026, we remain confident in our ability to deliver long-term value for our shareholders. We look forward to updating investors as we progress.”

2025 Outlook

The Company continues to anticipate full year 2025 revenue between €106.0 million and €108.5 million and Adjusted EBITDA of €16.5 million to €18.5 million.

Investor Conference Call

The Company will host a conference call today at 8:30 a.m. Eastern, and management will discuss the financial and operational performance of the company. A presentation of these results will be made available to download at : https://investors.bragg.group/financials/quarterly-results/default.aspx

To join the call, please use the below dial-in information:

Participant Dial-In Numbers
USA / International Toll +1 (646) 307-1963
USA - Toll-Free +1 (800) 715-9871
Canada - Toronto +1 (647) 932-3411
Canada - Toll-Free +1 (800) 715-9871
United Kingdom Toll - +44 203 433 3846
United Kingdom Toll Free - +44 0800 358 0970
Conference ID: 3967732

A webcast of the call and presentation may also be viewed at: https://investors.bragg.group/financials/quarterly-results/default.aspx

An audio recording of the Event will be available via the Echo Replay platform until November 20, 2025. To access the platform by phone, please dial-in using one of the numbers listed below and input Playback ID: 3967732 followed by # key:

Replay Details:

USA/ International Toll: +1(609) 800-9909
USA & Canada Toll-Free: +1(800) 770-2030
Canada Toll: +1(647) 362-9199
United Kingdom Toll: +44 203 433 3849

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the following: the Company’s strategic growth initiatives and corporate vision and strategy; financial guidance and targets for 2025, expected performance of the Company’s business; expansion into new markets, our strategy for customer retention, growth, product development, and market position; expected future growth and expansion opportunities; expected benefits of transactions; expected future actions and decisions of regulators and the timing and impact thereof. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release or the conference call reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally.

Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; that the Company may not be able to accurately predict its rate of growth and profitability; risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favourable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; any disruptions to operations as a result of the strategic alternatives review process; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

Non-IFRS Financial Measures

Statements in this news release make reference to non-IFRS financial measures, including “Adjusted EBITDA” and “Adjusted EBITDA Margin”, which are non-IFRS financial measures that the Company believes are appropriate to provide meaningful comparison with, and to enhance an overall understanding of, the Company’s past financial performance and prospects for the future. The Company believes these non-IFRS financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions. Although management believes these financial measures are important in evaluating the Company, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS. Non-IFRS measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS. These measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes. These non-IFRS measures and metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may nor otherwise be apparent when relying solely on IFRS measures.

“Adjusted EBITDA” means EBITDA after: (i) adding back share based compensation; (ii) adding back or deducting gain (loss) on lease modification; (iii) deducting lease payments recorded as a depreciation of right-of-use assets and lease interest expense; (iv) adding back or deducting gain (loss) on re-measurement of contingent and deferred consideration; (v) adding back or deducting gain (loss) on re-measurement of derivative liabilities; (vi) adding back or deducting gain (loss) on settlement of convertible debt; (vii) adding back or deducting gain (loss) on disposal of intangible assets and (viii) adding back certain exceptional costs. “Adjusted EBITDA Margin” means Adjusted EBITDA divided by revenue. A reconciliation to IFRS financial measures is provided in this news release as well as in Company’s Management’s Discussion and Analysis (“MD&A”) for the three-month period ended September 30, 2025.

Future Oriented Financial Information

This news release and, in particular the information in respect of Bragg’s prospective revenues, Adjusted EBITDA and Adjusted EBITDA Margin may contain future oriented financial information (“FOFI”) within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook on Bragg’s proposed activities and potential results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including assumptions with respect to customer growth and market expansion. Bragg and its management believe that the FOFI has been prepared on a reasonable basis, reflecting management’s best estimates and judgments; however, the actual results of operations of Bragg and the resulting financial results may vary from the amounts set forth herein and such variations may be material. FOFI contained in this news release was made as of the date of this news release and Bragg disclaims any intention or obligation to update or revise any FOFI contained in this news release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S., Canada, Brazil, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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For investor enquiries, please contact:

Stephen Kilmer

+1 (646)-274-3580

stephen.kilmer@bragg.group

For media enquiries or interview requests, please contact:

Robert Simmons, Head of Communications at Bragg Gaming Group
press@bragg.group

Financial tables follow:

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Revenue	26,804	26,169	78,388	74,841
Cost of revenue	(12,154)	(12,167)	(35,711)	(36,558)
Gross Profit	14,650	14,002	42,677	38,283

Selling, general and administrative expenses	(15,852)	(14,829)	(47,750)	(40,918)
Gain/(loss) on remeasurement of derivative liability	—	46	—	(94)
Gain on settlement of convertible debt	—	104	—	169
Gain (Loss) on remeasurement of deferred consideration	—	271	(157)	(329)
Operating Loss	(1,202)	(406)	(5,230)	(2,889)

Net interest expense and other financing charges	(217)	(848)	(577)	(2,370)
Loss Before Income Taxes	(1,419)	(1,254)	(5,807)	(5,259)

Income taxes (expense) recovery	(886)	1,089	(967)	790
Net Loss	(2,305)	(165)	(6,774)	(4,469)

Items to be reclassified to net loss:
Cumulative translation adjustment	(730)	(1,002)	(4,833)	(998)

Net Comprehensive Loss	(3,035)	(1,167)	(11,607)	(5,467)

Basic Loss Per Share	(0.09)	(0.01)	(0.27)	(0.19)
Diluted Loss Per Share	(0.09)	(0.01)	(0.27)	(0.19)

	Millions	Millions	Millions	Millions
Weighted average number of shares - basic	25.4	25.0	25.2	24.0
Weighted average number of shares - diluted	25.4	25.0	25.5	24.0

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	As at	As at
	September 30,	December 31,
	2025	2024
Cash and cash equivalents	3,024	10,467
Trade and other receivables	25,510	20,072
Prepaid expenses and other assets	4,922	2,624
Total Current Assets	33,456	33,163
Property and equipment	1,251	1,341
Right-of-use assets	4,310	3,510
Intangible assets	29,363	35,859
Goodwill	31,214	32,722
Investments	500	—
Other assets	403	—
Total Assets	100,497	106,595

Trade payables and other liabilities	26,312	19,946
Income taxes payable	1,074	463
Lease obligations on right-of-use assets	1,364	882
Deferred consideration	—	1,244
Share appreciation rights liability	480	—
Loans payable	2,752	6,579
Total Current Liabilities	31,982	29,114
Deferred income tax liabilities	551	680
Lease obligations on right-of-use assets	3,057	2,815
Share appreciation rights liability	400	—
Other non-current liabilities	486	487
Total Liabilities	36,476	33,096

Share capital	133,253	131,729
Contributed surplus	18,285	17,680
Accumulated deficit	(87,984)	(81,210)
Accumulated other comprehensive income	467	5,300
Total Equity	64,021	73,499
Total Liabilities and Equity	100,497	106,595

BRAGG GAMING GROUP INC.

UNAUDITED SELECTED FINANCIAL GAAP AND NON-GAAP MEASURES

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2025	2024	2025	2024
Revenue	26,804	26,169	78,388	74,841
Operating Loss	(1,202)	(406)	(5,230)	(2,889)
EBITDA	4,027	3,924	9,688	9,312
Adjusted EBITDA	4,445	4,083	11,988	11,109

BRAGG GAMING GROUP INC.

RECONCILIATION OF OPERATING LOSS TO EBITDA AND ADJUSTED EBITDA

PRESENTED IN EUROS (THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

	Three Months Ended September 30,		Nine Months Ended September 30,
EUR 000	2025	2024	2025	2024
Net Loss	(2,305)	(165)	(6,774)	(4,469)
Income taxes expense (recovery)	886	(1,089)	967	(790)
Loss Before Income Taxes	(1,419)	(1,254)	(5,807)	(5,259)
Net interest expense and other financing charges	217	848	577	2,370
Depreciation and amortization	5,229	4,330	14,918	12,201
EBITDA	4,027	3,924	9,688	9,312
Depreciation of right-of-use assets	(341)	(229)	(770)	(602)
Lease interest expense	(31)	(24)	(83)	(84)
Gain on lease modification	(4)	—	(105)	—
Share based compensation	4	106	1,589	710
Debt origination costs	412	72	412	72
Exceptional costs	378	655	1,100	1,447
(Gain) Loss on remeasurement of derivative liability	—	(46)	—	94
Gain on settlement of convertible debt	—	(104)	—	(169)
(Gain) Loss on remeasurement of deferred consideration	—	(271)	157	329
Adjusted EBITDA	4,445	4,083	11,988	11,109